# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hudson Global, Inc., CIK 0001210708
CUSIP: 443787205
Title of class of securities: Common Stock $0.01 par value
Address of issuer's principal executive offices: 53 FOREST AVENUE, OLD GREENWICH, Connecticut (CT), 06870
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-003240
Filed by CIK 0001164833

## Reporting persons
- Hotchkis and Wiley Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 247,725; shared voting power 0; sole dispositive power 293,525; shared dispositive power 0; aggregate amount beneficially owned 293,525 (10.67% of the class)
- Hotchkis and Wiley Small Cap Value Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 134,360; shared voting power 0; sole dispositive power 134,360; shared dispositive power 0; aggregate amount beneficially owned 134,360 (4.88% of the class)
  Comment: Hotchkis and Wiley Small Cap Value Fund - Ownership of 5 percent or less of a class

## Item 1. Issuer
Name of issuer: Hudson Global, Inc.
Address of issuer's principal executive offices: 53 FOREST AVENUE, OLD GREENWICH, CT, 06870

## Item 2. Person Filing
Name of person filing:
a) Hotchkis and Wiley Capital Management, LLC
b) Hotchkis and Wiley Small Cap Value Fund
Address of principal business office or, if none, residence:
a) Hotchkis and Wiley Capital Management, LLC: 601 S. Figueroa Street, 39th Fl, Los Angeles, CA 90017
b) Hotchkis and Wiley Small Cap Value Fund: 601 S. Figueroa Street, 39th Fl, Los Angeles, CA 90017
Citizenship:
a) Delaware
b) Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
a) 293,525 (Ownership disclaimed pursuant to Section 13d-4 of the 1934 Act) (includes ownership reported in 4(a)(b) below)
b) 134,360
Percent of class:
a) 10.67% (includes ownership reported in 4(b)(b) below)
b) 4.88%
Sole power to vote or to direct the vote:
a) 247,725 (includes ownership reported in 4(c)(i)(b) below)
b) 134,360
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
a) 293,525 (includes ownership reported in 4(c)(iii)(b) below)
b) 134,360
Shared power to dispose or to direct the disposition:
0

Note that certain of HWCM's clients have retained voting power over the Common Shares that they beneficially own. Accordingly, HWCM has the power to dispose of more Common Shares than it can vote.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The securities as to which this Schedule is filed by HWCM, in its capacity as investment adviser, are owned of record by clients of HWCM. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

Hotchkis and Wiley Small Cap Value Fund - Ownership of 5 percent or less of a class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A

The Board of Trustees of the Hotchkis and Wiley Small Cap Value Fund can direct the disposition of dividends received by such fund and can dispose of such securities.

HWCM disclaims ownership of securities for all clients.

Exhibit B

The undersigned investment company hereby acknowledges and agrees that a report on Schedule 13G filed by Hotchkis and Wiley Capital Management, LLC on or about the date hereof, relating to the Common Stock of Hudson Global, Inc. is filed on behalf of the undersigned.

Dated: October 7, 2025

Hotchkis and Wiley Small Cap Value Fund
By: Tina H. Kodama
Name: Tina H. Kodama
Title: Chief Compliance Officer

Hotchkis & Wiley Capital Management, LLC
Investment Advisor to the Hotchkis & Wiley Small Cap Value Fund

## Signatures
- Hotchkis and Wiley Capital Management, LLC: Tina H. Kodama, Tina H. Kodama / Chief Compliance Officer (10/07/2025)
- Hotchkis and Wiley Small Cap Value Fund: Tina H. Kodama, Tina H. Kodama / Authorized Person of Investment Advisor (Hotchkis & Wiley Capital Management, LLC), Chief Compliance Officer (10/07/2025)